Exhibit 3.1

AMENDMENT TO THE BYLAWS OF

DUCOMMUN INCORPORATED

Dated March 5, 2021

1.	Article III, Section 1(b) of the Bylaws of Ducommun Incorporated is hereby amended to read in its entirety as follows:

Section 1(b). Minimum and Maximum Number. The authorized number of Directors of this Corporation shall not be less than six (6) nor more than nine (9) until changed by an amendment of this Bylaw; the exact number of Directors shall be fixed, within the limits specified in this Section 1(b), from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized.

2.	Article III, Section 1(c) of the Bylaws of Ducommun Incorporated is hereby amended to read in its entirety as follows:

Section 1(c). Reserved.